06007428

AB 4/1/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-50442

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Double Eagle Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6610 N. University Drive, Suite 250
(No. & Street)

Tamarac	FL	33321
(City)	State	Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L Bertucelli, FINOP and Registered Principal - (954) 580-0880
Area Code - Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth Kubinec, CPA
(Name- if individual last, first middle names)

520 NE 8th Street	Pompano Beach	FL	33060
(Address)	(City)	State	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 6 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH. D.C.
160

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion* of an independent public accountant ***must** be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Bertucelli, Compliance Officer and FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOUBLE EAGLE SECURITIES OF AMERICA, INC., as of December 31 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified so as that of a customer, except as follows:

ERICA NIEVES
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Signature

President

Title

Notary Public

Signed this 28 of February, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 150-3.
- ☐ (j) A Reconciliation, including appropriate explanation. of the Computation of Net Capital Under Rule 156-1 **and the** Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (1) An Oath of Affirmation
- ☐ (m) A copyof the SIPC Supplemental Report
- ☐ (n) A report describing any, material inadequacies found to exist or found to **have existed since the date of the previous audit.**

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Double Eagle Securities of America, Inc.

FINANCIAL STATEMENTS

FOR THE YEAR ENDING December 31, 2005

With Independent Auditors' Report Thereon

Kenneth Kubinec, CPA
520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302

Kenneth Kubinec

Certified Public Accountant

520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302
Fax (954) 942-7304

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Double Eagle Securities of America, Inc.:

I have audited the accompanying balance sheet of Double Eagle Securities of America, Inc. as of December 31, 2005 and the related statement of income, cash flows, statement of shareholders equity, computation of net capital and basic net capital requirement for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

The audit of Double Eagle Securities of America, Inc was conducted to assure compliance with NASD Rule 17a-5, which requires an annual audit of every Broker or Dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934. The audit of the company's books and records disclosed no material differences between the company's records and its quarterly Focus Report, Part IIA as of December 31, 2005.

In my opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Double Eagle Securities of America, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Kenneth Kubinec
Certified Public Accountant
Lic. AC0030444

Pompano Beach, Florida
February 28, 2006

Double Eagle Securities of America, Inc.

Balance Sheet

as of December 31, 2005

ASSETS

Current Assets		
Wachovia Checking Account	13,684	
E*TradeBank Money Market Account	6,963	
NASDAQ Warrents (Note 2)	2,800	
Total Current Assets		23,447
Fixed Assets		
Furniture, Fixtures & Equipment	1,587	
Accumlated Depreciation	(315)	
Total Fixed Assets		1,272
TOTAL ASSETS		24,719

LIABILITIES & EQUITY

Current Liabialities		
Payroll Taxes Payable	77	
Total Liabialities		77
Equity		
Capital Stock	8,500	
Retained Earnings (note 3)	16,142	
Total Equity		24,642
TOTAL LIABILITIES & EQUITY		24,719

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Income Statement

for the period January 1, 2005 thru December 31, 2005

Revenues		
Commission Income	55,567	
Total Income		55,567
Operating Expenses		
Bank Charges	19	
Commissions	2,508	
Depreciation Expense	227	
Insurance	150	
Licenses & Permits	1,255	
Payroll Expenses	17,010	
Payroll Taxes	1,472	
Printing & Copying	1,250	
Professional Fees	938	
Total Expenses		24,828
Net Income from Operations		30,738
Other Income & Expenses		
Interest Income	176.34	
Total Other Income & Expenses		176.34
Net Income		30,915

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Statement of Cash Flows

for the period January 1, 2005 thru December 31, 2005

Cash Flow from Operations		
Net Income		30,915
Adjustments to Reconcile to Cash		
Depreciation Expenses	227	
Decrease in Accounts Payable	(2,873)	
Net Cash Flow From Operations		28,269
Cash Flow from Investing Activities		
NASDAQ Warrents	2,800	
Net Cash Flow from Investing Activities		2,800
Cash Flow from Financing		
Shareholder Distributions	(26,070)	
Net Cash Flow From Financing		(26,070)
Net Change-Cash & Equivalents		4,999
Beginning Cash & Equivalents		18,448
Ending Cash & Equivalents		23,447

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Statement of Stockholders' Equity

for the period January 1, 2005 thru December 31, 2005

Capital Stock		8,500
Retained Earnings January 1, 2004	11,297	
Net Income for the Year	30,915	
Shareholders Distributions	(26,070)	
Retained Earnings December 31, 2004		16,142
Ending Shareholders Equity		24,642

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Computation of Net Capital
&
Basic Net Capital Requirement

as of December 31, 2005

Computation of Net Capital	
Total Equity	24,642
Total Qualified Equity for Net Capital	24,642
Total Capital & Allowable Liabilities	24,642
Net Capital	24,642

Compution of Basic Net Capital Requirement	
Minimum Net Capital Requirement	0
Minimum Dollar Net Capital Requirement	5,000
Net Capital Requirement	5,000
Excess Net Capital Requiremnet	19,642
Excess Net Capital at 1000%	24,642

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Notes to the Financial Statement

1. Significant Accounting Policies

a. Double Eagle Securities of America, Inc., a Florida corporation, was formed in 1997 for the purpose of selling investments to the general public. It commenced activities in 1998 and is duly licensed by the State of Florida, Department of Banking and Finance, registered with the Securities and Exchange Commission, and a member of the National Association of Security Dealers.

b. The Company holds no customer funds and all investor payments are made directly to the investment companies, as such, it claims an exemption under SEC Rule 15c3-3(k)(1). Double Eagle Securities of America, Inc. is a subscription based Broker/Dealer dealing only in investment company shares.

c. The financial statements are presented on a cash bases. Revenues are recognized as received, and expenses as paid. Revenues consist entirely of commission received from various investment companies.

d. The company's only liabilities consists of payroll taxes payable for 2005.

2. NASDAQ Warrants

On December 1, 2000 the company purchased 200 warrants of The NASDAQ Stock Market, Inc. for $2,800. The warrant give the company the rights to purchase 200 common shares of The NASDAQ Stock Market, Inc.. The warrants are exercisable as follows:

June 28, 2002	June 27, 2003	$13.00
June 30, 2003	June 25, 2004	$14.00
June 28, 2004	June 27, 2005	$15.00
June 28, 2005	June 27, 2006	$16.00

On December 31, 2005 the underlying security closed on the open market at $35.18. With an aggregate cost of $30.00 a share, the investment has an unrealized gain of $1036.00. As of the date of audit the underlying security was traded at $41.66, an unrealized gain of $2332.00. Management has therefore has removed the unrealized loss account in the equity section of the balance sheet and recognized the investment as an asset in accordance with the lower of cost or market method to account for investment.

3. Computation of Retained Earnings

The Company began the year with retained earnings of $11,297. It reported a profit of $30,915 for 2005. Distributions to shareholder's during the year amounted to $26,070, resulting in retained earnings of $16,142.

4. Statement on Material Inadequacies

Pursuant to SEC Rule 17a-5(a), Double Eagle Securities of America, Inc. is required to maintain a net capital requirement of $5,000. The company calculates its net capital requirement using the basic method and has maintained the required net capital through the year. The company ended the year with a net equity position of $24,642. The audit of the financial records of Double Eagle Securities of America, Inc. found no material inadequacies in the book nor records of the company that materially affected the net capital requirements nor differ from those reported pursuant to SEC Rule 17a-5(a).